Exhibit 99.8

NICE Named a 2023 Top Provider by Metrigy for Voice of the Customer

NICE VoC and CX analytics lead in performance for the second year running

Hoboken, N.J., July 26, 2023 – NICE (Nasdaq: NICE) today announced its recognition as a 2023 MetriStar Top Provider in the category of Voice of the Customer [platform] by Metrigy. NICE earned top customer sentiment ratings and achieved high business success for customers.

NICE’s ability to capture feedback from customers immediately following an interaction is a best practice found amongst the most successful companies in Metrigy’s Customer Insights and Analytics: 2023-2024 global research study of 579 organizations. This data allows companies to develop strategies and drive process optimization for customer interactions to increase customer satisfaction while simultaneously improving the agent’s experience. NICE stands above the rest with VoC due to CXone Feedback Management, NICE Enlighten AI, sentiment analysis, consolidated reporting, and gamification.

Thirteen VoC providers were evaluated for this award, with NICE performing better than any other provider evaluated in this Metrigy’s MetriStar program category on a variety of fronts. The ability to offer complete CX with a variety of voice and digital channels within its well-rounded portfolio meets the needs of most customer experience organizations, placing NICE ahead of the competition for the second year in a row.

“Providing differentiated Customer Experience is crucial for businesses to succeed, and NICE proves that having a thorough understanding of the voice of the customer is a critical component of any CX program,” said Barry Cooper, President, CX Division, NICE. “We are thrilled to be recognized for the second year in a row as the Top Provider for Voice of the Customer by Metrigy.”

The evaluations driving NICE’s recognition as a top vendor were performed during Metrigy’s Customer Experience MetriCast 2023 study, which included surveys of 1,695 CX leaders from companies in 13 countries across three regions (North
America, Europe, and Asia-Pacific). The award is based on customer ratings of providers and quantitative metrics comparing the use of products and services with measurable business success. Business impact was assessed before and after changes in business metrics of revenue, cost, customer ratings, and employee efficiency resulting from using the platforms.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no o bligation to update or revise them, except as required by law.